
February 26, 2010

Via U.S. Mail and Facsimile (305) 891-2299

Mr. Mike Zoi
President and Chief Executive Officer
TOT Energy, Inc.
1200 NE 16th Avenue, Suite 210
North Miami, Florida 33161

> **Re: TOT Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed June 30, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended June 30, 2009, September 30, 2009, and December 31, 2009**
> **Filed August 14, 2009, November 16, 2009 and February 16, 2010**
> **File No. 000-51108**

Dear Mr. Zoi:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Where our comments relate to disclosure that appears at more than one place or in more than one of the filings, please make corresponding changes to all affected disclosure. That will eliminate the need for us to issue repetitive comments. Identify in your letter of response precisely where in each document your responsive changes may be found.

Form 10-K for Fiscal Year Ended March 31, 2009

General

2.   The audit report is dated June 30, 2009. However, your officers and directors
        signed the Form 10-K, and your officers signed the certifications, on June 29,
        2009. Please tell us why you believe your document, when signed and dated,
        included the required audited financial statements. Also tell us why you believe
        that you have filed the proper certifications pursuant to Item 601(b)(31)(i) of
        Regulation S-K, in light of the June 30, 2009, date of the audit report.

Business, page 4

3.   We note from your disclosure that you acquired a 75% interest in TOT-SIBBNS
        on July 16, 2008. As this acquisition appears to be significant based on your
        disclosures, please tell us what consideration you gave to providing financial
        statements for the acquired business pursuant to Rule 8-04 of Regulation S-X.

4.   You indicate at page 6 and elsewhere that you are dependent upon "TGR Energy,
        LLC or Mike Zoi to fund our operations." Clarify the reference to Mr. Zoi in this
        context. If there are no written or tacit agreements with Mr. Zoi to provide
        funding, so state. In the alternative, describe any such agreements in necessary
        detail and file them as exhibits. In that regard, we note the parallel disclosure on
        page 8 of your Form 10-Q for the period ending December 31, 2009, as well as
        the disclosure on page 18 of that report that you depend upon funds from TGR
        "which is controlled by our president, Mike Zoi."

Report of Independent Registered Public Accounting Firm, page 15

5.   We note the first and third paragraphs of the report identify the consolidated
        statements of "operations"; whereas the applicable financial statement included in
        the filing is titled "Consolidated Income Statements." In addition, we note the
        third paragraph of the report refers to "TOT Energy Technologies, Inc.," rather
        than "TOT Energy, Inc." Please request that your auditor modify the description
        of the referenced financial statement and the registrant so that the report meets the
        requirement of Rule 2-02(a)(4) of Regulation S-X.

Consolidated Balance Sheets, page 16

6.   We note the addition of the new line item titled "Inventory of raw materials" as of
        March 31, 2009, totaling $31,174. Please add disclosure to your footnotes to
        describe your accounting policy for this line item, including the nature of the
        items comprising this balance and your basis for determining the costs attributable
        to your inventory. Please ensure your disclosure addresses the manner in which
        you consider the lower of cost or market when determining the cost basis for your
        raw materials.

Consolidated Statements of Changes In Stockholders' Deficiency In Assets, page 18

7.   We note you have not provided the changes in stockholders' equity/deficiency for each of the two fiscal years preceding the date of the most recent audited balance sheet as required by Rule 8-02 of Regulation S-X. In this regard, you have excluded the changes in stockholders' equity/deficiency for the period from March 31, 2007 through to March 31, 2008. Please revise your filing to comply with the referenced Rule or otherwise explain to us why you believe your presentation is appropriate.

Notes to the Financial Statements

General

8.   Please add appropriate footnote disclosure regarding your acquisition of 75% of TOT-SIBBNS to address the requirements of paragraphs 51 through 55 of FAS 141.

Note 1. Summary of Significant Accounting Policies, page 20

Impairment of Long-Lived Assets, page 22

9.   We note you determined there were no impairment losses during fiscal 2008 or fiscal 2009. Given your disclosure on page five that you ceased all oil drilling operations and furloughed 114 field and professional positions on April 2, 2009, please provide an analysis that supports your conclusion regarding impairment of your long-lived assets for the latest annual period ended March 31, 2009 and interim period ended December 31, 2009. In this regard, we also note you recognized no impairment loss as of December 31, 2009; yet, your disclosure in footnote 8 of your Form 10-Q filed on February 16, 2010 indicates that you intend to unwind your 75% investment in TOT-SIBBNS. As part of your response, refer to the authoritative literature that supports your conclusions, as appropriate.

Controls and Procedures, page 29

10.   Refer to Item 307 of Regulation S-K. You do not state whether or not your disclosure controls and procedures were "effective." Please confirm that your conclusion of the effectiveness of the disclosure controls and procedures as "inadequate" is in accordance with the standards of Item 307 of Regulation S-K, and if so, please revise your disclosure to use "effective" as the operable term to describe your conclusion. Considering that you have also provided that disclosure controls and procedures, no matter how well designed, can only provide "reasonable assurance" of achieving their objectives, your principal executive and principal financial officer should indicate whether or not they are "effective" at the reasonable assurance level.

11.   You also disclose that you are in the process of modifying your disclosure controls and procedures as they are "inadequate." Please describe your material weaknesses, when you discovered them, and your plans to remediate these material weaknesses. At present, you only describe that you have a limited number of personnel employed and you cannot achieve adequate segregation of duties.

12.   We note that you did not provide management's report on your internal control over financial reporting pursuant to Item 308T of Regulation S-K in your Form 10-K for the fiscal year ended March 31, 2009. However, you do not appear eligible to not comply with paragraph (a) of this item. Failure to provide the required management's report would render the Form 10-K materially deficient. As a result, you do not appear to be timely or current in your Exchange Act reporting. Please file management's report on internal control over financial reporting in accordance with Item 308T of Regulation S-K.

Directors, Executive Officers and Corporate Governance, page 29

13.   Provide complete five year biographical sketches, including start and end dates for positions held, for each listed individual, pursuant to Item 401 of Regulation S-K. The current presentation does not clearly cover the entire five years in each case.

Item 11. Executive Compensation

Summary Compensation Table, page 32

14.   You disclose in the notes to the table that Mike Zoi was entitled to receive $350,000 in fiscal 2009, the majority of which he has deferred at his election. Please disclose when this deferred compensation is payable and clarify whether the amount deferred accrues with interest.

15.   Please disclose why Mr. Curtis Wolfe was compensated by Ener1 Group, Inc. for his services provided to TOT Energy in fiscal 2008 and 2009.

Item 15. Exhibits, Financial Statement Schedules, page 37

16.   Ensure that you file all required exhibits. In that regard, we note that certain previously filed agreements are not listed in your Form 10-K exhibit index. For example, the August 7, 2008 subscription agreement with TGR Energy, LLC is filed as Exhibit 10.20 to your Form 10-Q for the quarter ended September 30, 2008, but it is not included in your Form 10-K exhibit index.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Note 8. Reclassification, page 10

17.   Please explain to us in greater detail the facts and circumstances surrounding your disclosure that "Certain reclassifications have been made to the March 31, 2009 financial statements to conform to the September 30, 2009 presentation." In this regard, please explain to us why you do not believe the changes you present represent the correction of an error in previously issued financial statements, as contemplated by FASB ASC 250-10-05 [paragraph 2.h of FAS 154].

Form 10-Q for the Fiscal Quarter Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

18.   We note from your disclosure on page 15 that you recognized revenues of $116,424 and expenses of $98,960 from the completion of the first phase of a contract for drilling services you entered into in November 2009. Given your revenue recognition policy is to recognize your drilling services revenue using the completed contract method, please explain to us in necessary detail why you believe it is appropriate to recognize revenue and expense before the completion of this contract. Similar concerns exist surrounding your disclosure on page 16 that "Contract billings are recorded as a reduction to project costs and revenue will only be recognized once amounts collected exceed costs incurred." Refer to FASB ASC 605-35-25-96 [paragraph .52 of SOP 81-1] for guidance concerning the completion criteria under the completed-contract method.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721, or Kevin Stertzel at (202) 551-3723, if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, or Tim Levenberg, Special Counsel, at (202) 551-3707 with any other questions. If you require further assistance, you may also contact the undersigned at (202) 551-3745.

Sincerely,

 H. Roger Schwall
Assistant Director